

信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

03 JUL 10 AM 7:21

Our Ref.: SLC-EI/JM-2003/CS-1022

28 June, 2003

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb


03024432

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the press announcement on Connected Transactions jointly made by the Company with Tsim Sha Tsui Properties Limited regarding the Company's acquisition of Cambridge Plaza and disposal of Pacific Trade Centre as published in the South China Morning Post on 27 June, 2003.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED





Jean Ma
Assistant Company Secretary

Encls.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]





TSIM SHA TSUI PROPERTIES LIMITED

(Incorporated in Hong Kong with limited liability)

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

The respective boards of directors of TST Properties and Sino Land announce that Sino Land and Boswell, through their respective wholly-owned subsidiaries, have entered into agreements for the Acquisition on 26 June 2003 whereby King Chance will purchase the Jade Bird Shares from Millwood for a consideration of HK$100,000 and Sing-Ho Finance will take up the assignment of the Jade Bird Loan for a consideration of HK$92,568,458 from Cliveden Finance. The aggregate consideration of the Acquisition payable by Sino Land to Boswell through their respective wholly-owned subsidiaries is HK$92,668,458, subject to adjustment according to the Completion Accounts. Upon completion of the Acquisition, Jade Bird will become a wholly-owned subsidiary of Sino Land.

Sino Land and the respective subsidiaries of Sino Land and Boswell, also entered into agreements for the Disposal on 26 June 2003 whereby Sino Land will sell the Kotachi Share to Erleigh for a consideration of HK$30,755,779 and Sing-Ho Finance will assign the Kotachi Loan of HK$61,921,021 to Seaview Finance. The aggregate consideration of the Disposal receivable by Sino Land from Boswell through their respective wholly-owned subsidiaries is HK$92,676,800, subject to adjustment according to the Completion Accounts. Upon completion of the Disposal, Sino Land will have no interest in Kotachi.

The Acquisition and Disposal are independent transactions and are not inter-conditional.

Mr. Robert Ng Chee Siong is the chairman and executive director of both TST Properties and Sino Land. Boswell, in which Mr. Robert Ng Chee Siong has a 50% interest, is an associate of Mr. Robert Ng Chee Siong under the Listing Rules. As such, Boswell is a connected party of both TST Properties and Sino Land. The Acquisition and Disposal constitute connected transactions for both TST Properties and Sino Land and are required to be disclosed pursuant to Rule 14.25(1) of the Listing Rules by way of a press announcement and inclusion in their next annual reports details of the Acquisition and Disposal.

DETAILS OF THE ACQUISITION

Terms of the agreements for the Acquisition

Date of agreements:

26 June 2003

Purchasers:

For Jade Bird Shares: King Chance, a direct wholly-owned subsidiary of Sino Land

For Jade Bird Loan: Sing-Ho Finance, a direct wholly-owned subsidiary of Sino Land

Vendors:

For Jade Bird Shares: Millwood, an indirect wholly-owned subsidiary of Boswell

For Jade Bird Loan: Cliveden Finance, an indirect wholly-owned subsidiary of Boswell

Assets to be acquired:

The assets to be acquired by Sino Land's subsidiaries pursuant to the Acquisition include the Jade Bird Shares and the Jade Bird Loan.

Jade Bird is a property investment company which holds 100% interest in Cambridge Plaza, an industrial building which has a total lettable area of approximately 174,358 sq.ft. and 34 carparking spaces, as an investment property. The monthly rentals received by Jade Bird was HK$675,896 for May 2003. Occupancy rate of the industrial portion was 97% while all the carparking spaces were fully let in May 2003.

Consideration:

The aggregate consideration for the Acquisition, comprising the Jade Bird Shares and the Jade Bird Loan, is HK$92,668,458 in cash, subject to adjustment, on a dollar on dollar basis, according to the Completion Accounts.

The Jade Bird Shares

Jade Bird has net liabilities of HK$12,149,326, as stated in the unaudited pro-forma accounts of Jade Bird as at 30 April 2003 as adjusted with reference to an independent valuation of Cambridge Plaza by Chesterton Petty Limited which was appointed by Sino Land. The valuation of HK$95,000,000 was the opinion of Chesterton Petty Limited of the open market value of Cambridge Plaza as at 2 June 2003. The consideration for the Jade Bird Shares is HK$100,000 and is based on the par value of the Jade Bird Shares of HK$100,000. The net liabilities of Jade Bird of HK$12,149,326 have been reflected in the consideration for the Jade Bird Loan stated below.

The Jade Bird Loan

The consideration for the Jade Bird Loan is HK$92,568,458 which is based on the face value of the Jade Bird Loan after adjusting for the net liabilities of HK$12,149,326 as aforesaid and the consideration for the Jade Bird Shares of HK$100,000.

The consideration for the Acquisition will be payable in cash by Sino Land from its internal resources and/or the proceeds from the Disposal.

Completion:

Completion of the Acquisition is expected to take place on the same date of the signing of the agreements of the Acquisition (or such other date as the parties to the agreements may mutually agree which shall be within three business days from the date of the agreements of the Acquisition).

Upon completion of the Acquisition, Jade Bird will become a wholly-owned subsidiary of Sino Land.

DETAILS OF THE DISPOSAL

Terms of the agreements for the Disposal

Date of agreements:

26 June 2003

Purchasers:

For Kotachi Share: Erleigh, an indirect wholly-owned subsidiary of Boswell

For Kotachi Loan: Seaview Finance, an indirect wholly owned subsidiary of Boswell

BEFORE AND AFTER THE ACQUISITION AND THE DISPOSAL

Simplified shareholding charts of the Acquisition and the Disposal before and after the Acquisition and the Disposal are set out below:

Acquisition:


Before
Boswell
100%
Millwood
100%
Jade Bird
100%
Cambridge Plaza
After
TST Properties
53%
Sino Land
100%
King Chance
100%
Jade Bird
100%
Cambridge Plaza

Disposal:


Before
Boswell
100%
Erleigh
TST Properties
53%
Sino Land
50%
50%
Kotachi
100%
Pacific Trade Centre
After
Boswell
100%
Erleigh
100%
Kotachi
100%
Pacific Trade Centre

REASONS FOR AND BENEFITS OF THE ACQUISITION AND THE DISPOSAL

TST Properties and Sino Land have substantial experience and expertise in managing industrial buildings. The Acquisition of 100% interest of the industrial property of Cambridge Plaza would provide an opportunity for TST Properties and Sino Land to maximise and capitalise on the value of this property. On the other hand, since Sino Land does not have a controlling interest in Pacific Trade Centre, further capitalisation on the value of this property will be limited. The Disposal will allow TST Properties and Sino Land to divest their interests in Pacific Trade Centre. The Directors consider that the Acquisition and the Disposal will enable TST Properties and Sino Land to enhance the control over their industrial property portfolio.

Based on the rental income from the past 12 months, the current actual rental yield of the disposed property, Pacific Trade Centre, is approximately 8.40% per annum whereas the yield of the acquired property, Cambridge Plaza, is at a higher rate of approximately 8.54% per annum. The Acquisition and the Disposal will therefore increase the overall yield of the industrial property portfolio of TST Properties and Sino Land.

The Directors (including the independent non-executive directors) therefore, consider that the Acquisition and the Disposal are fair and reasonable and are in the interests of both TST Properties and Sino Land. The considerations for the Acquisition and the Disposal are based on arm's length negotiation between the parties and on commercial terms with reference to the independent valuation for Cambridge Plaza and Pacific Trade Centre respectively by Chesterton Petty Limited as at 2 June 2003.

The Acquisition and Disposal are independent transactions and are not inter-conditional.

CONNECTION BETWEEN PARTIES

Mr. Robert Ng Chee Siong is the chairman and executive director of both TST Properties and Sino Land. Boswell, in which Mr. Robert Ng Chee Siong has a 50% interest, is an associate of Mr. Robert Ng Chee Siong under the Listing Rules. As such, Boswell is a connected party of both TST Properties and Sino Land. The Acquisition and Disposal constitute connected transactions pursuant to Rule 14.23(1) of the Listing Rules.

As the aggregate consideration of the Acquisition and Disposal is more than 0.03% but less than 3% of the latest published net tangible asset value of TST Properties and Sino Land respectively, the Acquisition and the Disposal are required to be disclosed by way of a press announcement and inclusion in the respective next annual reports details of the Acquisition and the Disposal by both TST Properties and Sino Land pursuant to Rule 14.25(1) of the Listing Rules.

GENERAL

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

Vendors:

For Kotachi Share: Sino Land
For Kotachi Loan: Sing-Ho Finance

Assets to be disposed of:

The assets to be disposed of by Sino Land pursuant to the Disposal include the Kotachi Share and the Kotachi Loan.

Kotachi is owned as to 50% by Sino Land and 50% by Erleigh. Kotachi holds 100% interest in the Pacific Trade Centre, an industrial building which has a total lettable area of approximately 252,621 sq.ft. and 59 carparking spaces, as an investment property. The monthly rentals received by Kotachi was HK$1,343,586 for May 2003. Occupancy rate of the industrial portion was 97% while all the carparking spaces were fully let in May 2003.

Consideration:

The consideration of the Disposal receivable by Sino Land and through its wholly-owned subsidiaries is HK$92,676,800 in cash, subject to adjustments, on a dollar on dollar basis, according to the Completion Accounts.

The Kotachi Share

The consideration for the Kotachi Share is HK$30,755,779 which is based on 50% of the net asset value of Kotachi of HK$61,511,559 as at 30 April 2003, as stated in the unaudited pro-forma accounts of Kotachi, as adjusted with reference to an independent valuation of the Pacific Trade Centre, by Chesterton Petty Limited which was appointed by Sino Land. The valuation of HK$96,000,000 was the opinion of Chesterton Petty Limited of the open market value of 50% interest of Cambridge Plaza attributable to Sino Land as at 2 June 2003.

The Kotachi Loan

The consideration for the Kotachi Loan is HK$61,921,021 which is the existing loan amount due from Kotachi to Sing-Ho Finance as at 30 April 2003 on a dollar for dollar basis. The proceeds from the Disposal of HK$92,676,800 receivable by Sino Land will be payable in cash by Boswell through its wholly-owned subsidiaries. The proceeds will be used to finance the Acquisition and/ or as general working capital of Sino Land.

Completion:

Completion of the Disposal is expected to take place on the same date of the signing of the agreements of the Disposal (or such other date as the parties to the agreements may mutually agree which shall be within three business days from the date of the agreements of the Disposal).

Upon completion of the Disposal, TST Properties and Sino Land will record a net gain of approximately HK$15.9 million and approximately HK$30 million respectively. Sino Land will also cease to have any interest in Kotachi.

Summary of financials of Jade Bird and Kotachi

	Jade Bird[1]		Kotachi[2]	
	For the year ended 31 December		For the year ended 30 June	
	2002	2001	2002	2001
	HK$	HK$	HK$	HK$
Profit/(loss) before taxation	(2,959,538)	(1,726,563)	2,376,730	1,716,541
Profit/(loss) after taxation	(2,959,538)	(1,726,563)	1,996,212	1,450,788
Net asset value/(net liabilities)[3]	(12,517,493)	(8,957,954)	2,108,038	1,611,826

Notes:

1. *Based on audited accounts of Jade Bird for the year ended 31 December 2002.*
2. *Based on audited accounts of Kotachi for the year ended 30 June 2002.*
3. *As at 31 December or 30 June, as the case may be, of the respective years.*

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	The acquisition of the Jade Bird Shares and the taking up of the assignment of the Jade Bird Loan.
"Boswell"	Boswell Holdings Limited, an investment holding company in which Mr. Robert Ng Chee Siong, a director of TST Properties and Sino Land, holds a 50% equity interest, was incorporated in the Cayman Islands in 1996.
"Cambridge Plaza"	It comprises an industrial building known as Cambridge Plaza located at 188 San Wan Road, Sheung Shui, New Territories with a total lettable area of approximately 174,358 sq.ft. and 34 carparking spaces.
"Cliveden Finance"	Cliveden Finance Company Limited, an indirect wholly-owned subsidiary of Boswell, was incorporated in Hong Kong in 1988. It is the vendor of the Jade Bird Loan to Sing-Ho Finance.
"Completion Accounts"	The audited balance sheets of Jade Bird and Kotachi as at 26 June 2003.
"Directors"	Directors of TST Properties and Sino Land.
"Disposal"	The sale of the Kotachi Share and the assignment of the Kotachi Loan.
"Erleigh"	Erleigh Property Ltd., an indirect wholly-owned subsidiary of Boswell, was incorporated in Liberia in 1986. It holds 50% equity interest in Kotachi and is the purchaser of the Kotachi Share from Sino Land.
"HK$"	Hong Kong dollars.
"Jade Bird"	Jade Bird Development Limited, a direct wholly-owned subsidiary of Millwood, was incorporated in Hong Kong in 1988. It holds 100% interest in Cambridge Plaza.
"Jade Bird Loan"	A loan of HK$104,817,784 due from Jade Bird to Cliveden Finance as at 30 April 2003 and is to be assigned to Sing-Ho Finance by Cliveden Finance.
"Jade Bird Shares"	The 100,000 existing shares of HK$1 each of Jade Bird held by Millwood, representing 100% of the existing issued share capital of Jade Bird and are to be acquired by King Chance from Millwood.
"King Chance"	King Chance Development Limited, a direct wholly-owned subsidiary of Sino Land, was incorporated in Hong Kong in 1987. It is the purchaser of the Jade Bird Shares from Millwood.
"Kotachi"	Kotachi Limited, a holding company which is owned as to 50% by Sino Land and 50% by Erleigh, was incorporated in Hong Kong in 1987. It holds 100% interest in Pacific Trade Centre.
"Kotachi Loan"	A loan of HK$61,921,021 due from Kotachi to Sing-Ho Finance as at 30 April 2003 and is to be assigned to Seaview Finance by Sing-Ho Finance.
"Kotachi Share"	The 1 existing share of HK$1 of Kotachi held by Sino Land, representing 50% of the existing issued share capital of Kotachi and to be acquired by Erleigh from Sino Land.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Millwood"	Millwood Limited, an indirect wholly-owned subsidiary of Boswell, was incorporated in the Cayman Islands in 1996. It holds 100% equity interest in Jade Bird and is the vendor of the Jade Bird Shares to King Chance.
"Pacific Trade Centre"	It comprises an industrial building known as Pacific Trade Centre located at 2 Kai Hing Road, Kowloon Bay, Kowloon with a total lettable area of approximately 252,621 sq.ft. and 59 carparking spaces.
"Seaview Finance"	Seaview Finance Company Limited, an indirect wholly-owned subsidiary of Boswell, was incorporated in Hong Kong in 1997. It is the purchaser of the Kotachi Loan from Sing-Ho Finance.
"Sing-Ho Finance"	Sing-Ho Finance Company Limited, a direct wholly-owned subsidiary of Sino Land, was incorporated in Hong Kong in 1979. It is the purchaser of the Jade Bird Loan from Cliveden Finance and the vendor of the Kotachi Loan to Seaview Finance.
"Sino Land"	Sino Land Company Limited, a company whose shares are listed on the Stock Exchange. It is the vendor of the Kotachi Share to Erleigh.
"sq.ft."	Square feet.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TST Properties"	Tsim Sha Tsui Properties Limited, a company whose shares are listed on the Stock Exchange.
"%"	Per cent.

By order of the board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By order of the board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 26 June 2003